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NEWS RELEASE                                        CONTACT:

FOR IMMEDIATE RELEASE                               STEPHEN KILMER
                                                    MANAGER, INVESTOR RELATIONS
                                                    (905) 602-2020  EXT. 235
                                                    1-800-TLC-1003
                                                    INVESTOR.RELATIONS@LZR.COM


           TLC POSTS RECORD NET REVENUES FOR 1998 FIRST QUARTER

TORONTO, OCTOBER 14, 1997: TLC The Laser Center Inc., the largest provider of laser vision correction in North America, today announced its results for the three months ended August 31, 1997. Results were characterized by an increase in net revenue, driven primarily by strong growth in the number of refractive laser procedures performed.

First quarter gross revenue was $20.6 million, an increase of 253% over the 1997 comparative quarter. First quarter net revenue was $13.8 million, an increase of 281% over the first quarter of 1997, and the highest quarterly net revenue ever reported by the Company. The increasing revenue reflects continuing strong growth in the number of procedures at existing sites and TLC's rapidly expanding activities in the U.S. market. TLC performed over 6,100 paid refractive laser procedures in the first quarter, compared to 1,600 from the same quarter a year ago.

TLC's net loss for the quarter was $3.7 million, or $0.14 per share, versus $0.8 million, or $0.05 per share for the corresponding period a year ago. The net loss includes $2.7 million in amortization and $1.6 million in development and start-up costs. The net loss was much lower than expected considering TLC's rapid expansion in the U.S. market, where most of TLC's U.S. centers have been open for less than 1 year. Traditionally, it takes 18 months for TLC laser centers to show a profit.


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"We believe that our growth strategy is really starting to prove itself,"
said Elias Vamvakas, CEO of TLC. "TLC's balance sheet and cash position is very strong." "This, combined with stronger than expected operating results, will allow us to continue to grow our leadership position in the North American laser vision correction market."

ABOUT TLC THE LASER CENTER INC.

TLC is the largest provider of excimer laser vision correction in North America. TLC's core business strategy is providing excimer laser eye surgery in partnership with its network of more than 6,000 affiliated doctors. TLC has an integrated approach in providing eye care which includes secondary care facilities, managed care, buying groups and information technologies. TLC's common shares trade on the Toronto Stock Exchange under the symbol 'LZR' and on the NASDAQ National Market under the symbol 'LZRCF'. Visit our web site at http://www.lzr.com

FORWARD LOOKING STATEMENTS

This press release may contain forward-looking information within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. TLC's operating results can be impacted by a number of factors, any of which could cause actual results to vary materially from the current results or TLC's anticipated future results. TLC's operating results can vary substantially from period to period due to the timing of acquisitions and expansion opportunities. This and other factors make the estimation of future operating results uncertain. Risk factors are listed from time to time in TLC's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission. TLC assumes no obligation to update information contained in this press release.

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                           TLC THE LASER CENTER INC.
                       CONSOLIDATED STATEMENT OF INCOME
         (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                     Three months ended August 31
                                                           1997           1996
---------------------------------------------------------------------------------
Net revenues                                          $    13,804    $     4,912
Share of loss of affiliated companies                         (87)           (28)
                                                      --------------------------
                                                           13,717          4,884
                                                      --------------------------
EXPENSES
Operating                                                  12,608          4,032
Financial                                                     481            136
Amortization                                                2,717            637
                                                      --------------------------
                                                           15,806          4,805
                                                      --------------------------
Income (Loss) from operations                              (2,089)            79
Development and start-up expenses                           1,601            794
                                                      --------------------------
Loss before income taxes                                   (3,690)          (715)
                                                      --------------------------
Income taxes
Current                                                        26             49
                                                      --------------------------
                                                               26             49
                                                      --------------------------
Net loss for the period                               $    (3,716)   $      (764)
                                                      --------------------------
                                                      --------------------------

LOSS PER SHARE                                        $     (0.14)   $     (0.05)

Weighted average number of
  common shares outstanding                            26,914,000     16,712,283

REVENUE ANALYSIS


                                                     Three months ended August 31
($ thousands)                                               1997           1996
---------------------------------------------------------------------------------
Gross revenues of all managed clinics:                $    20,560    $     8,131
                                                      --------------------------
                                                      --------------------------
Represented by:
Refractive clinics revenue                            $    14,100    $     3,551
Secondary care clinics physician group revenue              6,460          4,580
                                                      --------------------------
                                                           20,560          8,131
                                                      --------------------------
Less:
Provision for contractual allowances and adjustments        3,802          2,060
Amounts retained by physician groups                        3,632          1,159
                                                      --------------------------
                                                            7,434          3,219
                                                      --------------------------
Net revenues of all managed clinics                        13,126          4,912
Other                                                         678            -
                                                      --------------------------
Net revenues                                          $    13,804    $     4,912
                                                      --------------------------
                                                      --------------------------

                       CONSOLIDATED STATEMENT OF DEFICIT

                                                      Three months ended August 31
($  THOUSANDS)                                             1997           1996
---------------------------------------------------------------------------------
Balance, beginning of period                          $   (17,690)   $    (3,741)
Net loss for the period                                    (3,716)          (764)
                                                      --------------------------
Balance, end of period                                $   (21,406)   $    (4,505)
                                                      --------------------------
                                                      --------------------------

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                           TLC THE LASER CENTER INC.
                          CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS OF CANADIAN DOLLARS)


31-Aug                                                     1997           1996
---------------------------------------------------------------------------------
ASSETS
Current
Cash and short-term deposits                          $    11,855    $     1,916
Accounts receivable                                         5,849          2,069
Income taxes recoverable                                      150            -
Prepaids and sundry                                         2,845            573
                                                      --------------------------
                                                           20,699          4,558
Capital assets                                             36,588         18,705
Assets under capital lease                                  9,787          1,699
Investment in affiliated companies                            634            367
Projects under development                                    144          1,094
Deferred income taxes                                          26            141
Goodwill                                                   35,850            -
Other                                                         575            106
                                                      --------------------------
                                                      $   104,303    $    26,670
                                                      --------------------------
                                                      --------------------------

LIABILITIES
Current
Accounts payable and accrued liabilities              $     8,984    $     2,219
Income taxes payable                                          -               20
Current portion of long term debt                           1,893          1,436
Current portion of obligations under capital lease          2,549            322
Current portion of term bank loan                              40             40
Deferred income taxes                                          32            133
                                                      --------------------------
                                                           13,498          4,170
Long term debt                                              6,083          5,698
Obligations under capital lease                             8,791            923
Term bank loan                                                 13             53
Deferred rent and compensation                              2,399             94
                                                      --------------------------
                                                           30,784         10,938
                                                      --------------------------
Non-controlling interest                                      465            -
                                                      --------------------------

SHAREHOLDERS' EQUITY
Capital stock                                              94,460         20,237
Deficit                                                   (21,406)        (4,505)
                                                      --------------------------
                                                           73,054         15,732
                                                      --------------------------
                                                      $   104,303    $    26,670
                                                      --------------------------
                                                      --------------------------

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                           TLC THE LASER CENTER INC.
            CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                      (IN THOUSANDS OF CANADIAN DOLLARS)

                                                     Three months ended August 31
                                                          1997            1996
----------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                               $    (3,716)   $      (764)
Amortization                                                2,717            637
Share of loss from affiliates                                  87             28
                                                      --------------------------
                                                      --------------------------
                                                             (912)           (99)
Changes in non-cash operating items
Deferred income taxes (net)                                   169            -
Projects under development                                     24           (499)
Non-controlling interest                                        2            -
Income taxes payable                                         (104)           (87)
Prepaid and sundry assets                                    (529)           (44)
Accounts payable and accrued liabilities                     (741)          (304)
Accounts receivable                                        (1,793)          (354)
Deferred rent                                                 -                6
                                                      --------------------------
Cash provided from (used for) operating activities         (3,884)        (1,381)
                                                      --------------------------

FINANCING ACTIVITIES
Capital stock issued                                        1,908            576
Term bank loan                                                (10)           (10)
Obligations under capital lease                              (320)             6
Long-term debt                                               (461)         2,705
                                                      --------------------------
Cash provided from (used for) financing activities          1,117          3,277
                                                      --------------------------

INVESTING ACTIVITIES
Other                                                          13            (18)
Investment in affiliated companies                            (46)          (136)
Assets under capital lease                                    (53)          (681)
Goodwill                                                   (2,042)           -
Capital assets                                             (4,227)        (3,288)
                                                      --------------------------
Cash provided from (used for) investing activities         (6,355)        (4,123)
                                                      --------------------------

Decrease in cash                                           (9,122)        (2,227)
Cash and short-term deposits, beginning of period          20,977          4,143
                                                      --------------------------
Cash and short-term deposits, end of period           $    11,855    $     1,916
                                                      --------------------------
                                                      --------------------------